Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 333-255936

Date: June 25, 2021

MoneyLion Interview on Cheddar

June 24, 2021

Brad Smith: This segment is brought to you by MoneyLion. Positively changing the financial path for every American. MoneyLion is a mobile banking and financial membership platform on a mission to rewire the banking system. The FinTech company recently announcing its IPO through a merger with a special purpose acquisition company. Joining us now is Dee Choubey, who is the founder and CEO of MoneyLion. Dee, great to have you here with us today. What does the IPO mean for the company, this public debut, and how are you going to use the money?

Dee Choubey: First of all, thanks so much for having me. We started MoneyLion in 2013 with a simple mission to rewire the banking system. Today, we're empowering millions of hardworking Americans to take control of their finances, and to achieve their goals. We engage with nearly eight million people, we've created a better way to bank, borrow, save, invest, and grow your money, all in one easy mobile application and web application. We're incredibly excited about what the IPO means for our employees, but more importantly for the people that are using our products.

It means that we'll be able to double down and take our platform to the next level. We're excited that our ticker's going to be ML. If you we're a member 10 or 15 years ago, ML, the ticker represented the old guard of American financial services. We love the symbolism of a technology company like MoneyLion reclaiming that ticker, and representing the future of finance for all Americans. The IPO continues to be a step in our journey.

We're going to be using the proceeds really to accelerate the scale of our community, and really accelerate our mission, which is one to create access for hardworking Americans, and even give them even more by way of products. Really be that innovative financial and technology company that hardworking Americans need.

Brad: We've seen an accelerating amount of companies go public via SPAC over these past 12 months. For MoneyLion, just releasing some more of that performance, those financials, and giving us a glimpse into how the company is operating, plus some new board appointments, how are you feeling about your recent momentum heading into this debut?

Dee: Like you know, from our perspective, the SPAC product was just a way for us to access the capital markets in a very efficient way. We see that the wind is at our backs. Our Q1 numbers were very good to see, just from a metrics perspective. We increased our net revenue almost by 100% year over year. Our customers grew by just over 80%. That's actually a more important metric in terms of how we think about the product market fit of our products, and how consumers are finding value out of it. Our payment volume grew by almost over 200%.

Importantly, the trends that are driving that, for looking forward, continue to all be there as well. That gives us a lot of excitement. If you go beyond the data, and you look at the type of individuals that are coalescing, and coming to work with us around our mission of creating financial access, we added Annette Nazareth, who was a former SEC chairwoman. We had Dwight Bush, who was the US Ambassador to Morocco, and he's absolutely stoked about working to really create products for those that need it the most. Then we've added excellent media executives. The Chief Revenue Officer of Twitter, the president of Disney+ and ESPN+.

As we think about MoneyLion becoming the daily destination, our view of a financial technology platform of the future is a daily destination. We've actually put people around us that understand it from the regulatory and compliance perspective, the policy perspective, but also the distribution perspective. We already think of ourselves as the most innovative team in American FinTech. If you think about just what we've been able to do in Q1, we've launched a new online marketplace that bring mortgages, insurance, auto loans, and many other types of financial products straight to our consumers in easy one-click ways.

We're planning to offer crypto. Crypto is very volatile, but we're doing it by way of roundups and rewards, in a different way than what's available in the market. We're excited about giving access to that asset class to a majority of Americans that haven't really thought about it in a lot of detail. Of course, behind the scenes, we continue to work on the artificial intelligence, the machine learning, and the data science that will drive the future of finance next year and many years beyond, in terms of what financial products and features we may see in the future.

Brad: Certainly. I love that idea of making it a daily destination for your customers, your end-users, especially when there's so much financial stress that many people carry, and apprehension of daily checking in on where their finances are, how they're doing, checking in on success, because then that starts to get a little bit more stressful along the way.

Anything that we can use, from a technological perspective, to remove that from the equation, I think is a major step forward in at least alleviating some of the financial stresses that people may have with planning and metrics. With regard to the customers that you're working with right now, can you tell us more about the MoneyLion customer?

Dee: Sure. Look, I think from just a banking perspective, people just don't need another bank. The unbanked population is low in America. It's a pretty established and mature society from a banking perspective. What we're seeing is that the 100 million Americans that identify as part of our middle class, they are all unhappily banked. The money-centered banks are providing them a one-size-fits-all approach. Our products work for everybody, really, but if you think about our target addressable audience, it's any household that makes up to $150,000 of household income.

There are a lot of great companies out there that can build single accounts. There are great companies that have an online banking solution, a robo-advisor, somewhere to buy crypto. Where we see our superpower, is really the ability to bring it all together. We're using that power of technology that you mentioned, and we're putting all of those capabilities together. What should I do with my dollar next? Our products are really all-weather products. They're built for times of excess, when the household is making a little bit more than they're spending. They use a robo-advisor, they round up, they earn the rewards.

We have very powerful e-commerce solutions with our banking products, but in those times of need, we allow our consumers to borrow using the collateral that they've built up by a way of behavior. We'd like to think of MoneyLion as doing what a private bank does for the top 1% of Americans, but we're doing that for everybody. At the end of the day, that's really the advancements that we've made in the last decade with financial technologies. Now we're able to use millions and billions of data points to make better risk decisions, and better lifestyle decisions for our consumers.

Brad: You just launched a Safety Net feature for MoneyLion users. Can you tell us more about this new feature?

Dee: Yes. Safety Net, we understand our customers really, really well. We saw that our value proposition product market fit really accelerated in 2020 through COVID, as consumers are moving more towards gig, there's an underlying change in the labor force in America today. 30% of MoneyLion users are gig economy workers. Are getting multiple 1099s. That's really where the traditional banks are failing a little bit, and that's where we're excelling.

Safety Net is really built to bring together, in one product, our investment capabilities, where consumers can round up their debit card purchases. As well as, in those times of need, they're able to really bundle together that safety net where we're making available $1,000 in advances when consumers, if they need it, have the ability to choose. Think of that peace of mind, especially in a society where we're having trouble saving, we're living without the adequate rainy day funds.

Safety Net brings together the best elements of investing, borrowing, and banking, under one product and feature to make it really easy for our consumers to visualize that if things did go bad, if that dishwasher broke, if that car broke, there's an instant support system built into MoneyLion. MoneyLion is there for them, and has their back in those times of volatility.

Brad: Dee Choubey, who is the founder and CEO of MoneyLion, joining us today here on Cheddar. Thank you so much for the time, Dee. Congratulations on this most recent news and advancements from the company. Now, we can bank, borrow, save, and grow. All in one app. Visit moneylion.com, to learn more.

[END OF TRANSCRIPT]

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding MoneyLion’s expectations with respect to the closing of the business combination transaction between the MoneyLion and Fusion Acquisition Corp. (“Fusion”); the impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed transaction, the timing of the completion of the proposed transaction and the products and markets and expected future performance and market opportunities of MoneyLion. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s final prospectus dated June 25, 2020, Annual Report on Form 10-K/A for the fiscal period ended December 31, 2020 (the "Annual Report") and registration statement on Form S-4, in each case, under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion for their consideration. Fusion has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary proxy statement or, once available, the definitive proxy statement, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement / prospectus). You can find more information about Fusion’s directors and executive officers in Fusion’s final prospectus dated June 25, 2020, filed with the SEC on June 29, 2020 and the Annual Report. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement (and will be included in the definitive proxy statement / prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.